6101 Condor Drive Moorpark, CA 93021

July 31, 2014

Ms. Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	File No. 001-34416 Response to your comment letter PennyMac Mortgage Investment Trust Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014

Dear Ms. Marrone:

I am writing in response to your letter dated July 17, 2014 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the year ended December 31, 2013 as filed on February 28, 2014.

Following are our responses to your comments. For ease of review, we have reprinted your comments in bold face followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 28, 2014

Liquidity and Capital Resources, page 87

1.	We note that you disclosed your leverage ratio in your 2013 Q4 earnings call. To the extent used by management, please disclose your leverage coverage ratio in future Exchange Act periodic filings.

Ms. Kristi Marrone

July 31, 2014

We will add our leverage ratio to future Exchange Act periodic filings as shown in bold text below:

As of December 31, 2013 and December 31, 2012, we financed our investments in mortgage backed securities, our inventory of mortgage loans acquired for sale at fair value, mortgage loans at fair value, mortgage loans at fair value held by variable interest entity, and real estate acquired in settlement of loans under agreements to repurchase and forward purchase agreements as follows:

	December 31, 2013		December 31, 2012
	(dollars in thousands)
Assets financed	$3,447,587		$1,944,973
Total assets in classes of assets financed	$3,787,478		$2,253,233
Borrowings	$2,431,600		$1,256,102
Percentage of invested assets pledged	91%		86%
Advance rate against pledged assets	71%		65%
Leverage ratio (1)	1.83	x	1.05	x

(1)	All borrowings divided by shareholders’ equity at period end.

2.	We note your quantification of the average balance outstanding and maximum daily amount outstanding for repurchase agreements on an annualized basis here and in the notes to the financial statements. Please expand your disclosure in future filings to quantify the average quarterly balance for each category of repurchase agreement for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Beginning late in 2013, certain of our repurchase agreements began providing financing eligibility across multiple types of collateral. Therefore, providing information regarding available borrowing capacity at period end became relevant only in total for each such agreement. Further, we manage our repurchase borrowing levels by facility and contractual limitations across asset classes. As a result, beginning with the quarter ended March 31, 2014, we have provided our repurchase agreement disclosures as a single item, “assets sold under agreements to repurchase” consistent with how we view and manage such borrowings.

In the Liquidity and Capital Resources section of future Annual Reports on Form 10-K, we will quantify the average quarterly balance for our asset repurchase agreements for each of the past three years, the period-end balance for each of those quarters, and the maximum balance outstanding during each quarter. We will also explain the cause and business reason for material variances among these amounts.

Ms. Kristi Marrone

July 31, 2014

Consolidated Balance Sheets, page F-1

3.	We note that you separately present the assets and liabilities held by your consolidated variable interest entity on the balance sheet. In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

Changes to our balance sheet with respect to the presentation of VIEs will be as follows in future filings. New text is presented in bold face:

	December 31,
	2013	2012
	(in thousands, except share data)
ASSETS
Cash	$27,411	$33,756
Short-term investments	92,398	39,017
Mortgage-backed securities at fair value	197,401	—
Mortgage loans acquired for sale at fair value (includes $454,210 and $947,522 pledged to secure mortgage loans acquired for sale under agreements to repurchase)	458,137	975,184
Mortgage loans at fair value (includes $2,479,739 and $956,583 pledged to secure mortgage loans sold under agreements to repurchase)	2,600,317	1,189,971
Mortgage loans under forward purchase agreements at fair value (includes $218,128 pledged to secure borrowings under forward purchase agreements)	218,128	—
Excess servicing spread purchased from PennyMac Financial Services, Inc.	138,723	—
Derivative assets	7,976	23,706
Real estate acquired in settlement of loans (includes $98,109 and $23,834 pledged to secure real estate acquired in settlement of loans sold under agreements to repurchase)	138,942	88,078
Real estate acquired in settlement of loans under forward purchase agreements, pledged to secure forward purchase agreements	9,138	—
Mortgage servicing rights (includes $26,452 and $1,346 carried at fair value)	290,572	126,776
Servicing advances	59,573	32,191
Due from PennyMac Financial Services, Inc.	6,009	4,829
Other assets	66,192	46,155

Total assets	$4,310,917	$2,559,663

LIABILITIES
Assets sold under agreements to repurchase	$2,039,605	$1,256,102
Borrowings under forward purchase agreements	226,580	—
Asset-backed secured financing at fair value	165,415	—
Exchangeable senior notes	250,000	—
Derivative liabilities	1,961	967
Accounts payable and accrued liabilities	71,561	48,285
Due to PennyMac Financial Services, Inc.	18,636	12,216
Income taxes payable	59,935	36,316
Liability for losses under representations and warranties	10,110	4,441

Total liabilities	2,843,803	1,358,327

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common shares of beneficial interest—authorized, 500,000,000 common shares of $0.01 par value; issued and outstanding, 70,458,082 and 58,904,456 common shares, respectively	705	589

Ms. Kristi Marrone

July 31, 2014

	December 31,
	2013	2012
	(in thousands, except share data)
Additional paid-in capital	1,384,468	1,129,858
Retained earnings	81,941	70,889

Total shareholders’ equity	1,467,114	1,201,336

Total liabilities and shareholders’ equity	$4,310,917	$2,559,663

Assets and liabilities of consolidated variable interest entities included in total assets above
Assets
Mortgage loans at fair value (includes $516,473 sold under agreement to repurchase and financed under asset-backed secured financing at fair value)	$523,652	$—
Other assets – interest receivable	1,584	—

	$525,236	$—

Liabilities
Asset-backed secured financing at fair value	$165,415	$—
Accounts payable and accrued expenses – interest payable	497	—

	$165,912	$—

Consolidated Statements of Income, page F-2

4.	To the extent that Other expenses remains material to the income statement, please consider disaggregating its components on the face of the statement or in a note to the financial statements.

We will add a note to our financial statements summarizing the significant components of Other expenses in future filings as shown below:

Note 34—Other Expenses

Other expenses is summarized below:

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Common overhead allocation from PFSI	$10,423	$4,189	$3,981
Loan origination	4,584	752	71
Servicing and collection costs	1,861	1,572	2,160
Securitization expenses	1,743	—	—
Insurance	889	762	722
Technology	825	701	581
Other	2,736	1,581	372

	$23,061	$9,557	$7,887

Ms. Kristi Marrone

July 31, 2014

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion
Anne D. McCallion
Chief Financial Officer